

May 18, 2011

Via E-mail
Mr. Paul J. Aiello
President and Chief Executive Officer
Infrax Systems, Inc.
6365 53rd Street N.,
Pinellas Park, Florida 33781

> **Re:** **Infrax Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-52488**

Dear Mr. Aiello:

We have reviewed your letter dated April 19, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 15, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data

Statement of Stockholders' Equity, page 31

1.   We note that the expanded Statement of Stockholders' Equity provided in response to prior comments 1 though 3 reflects total additional paid in capital and total stockholders' equity as of June 30, 2010 of $5.6 million and $5.3 million, respectively. We further note that additional paid in capital and stockholders' equity as of June 30, 2010 reported in your Form 10-K totaled $4.6 million and $4.3 million. Please reconcile this discrepancy.

2.   We note the reconciliation provided in your response to prior comments 2 and 3
        regarding the amount of preferred shares that were converted into common shares. In
        this regard, we note the total amount of preferred shares converted in the reconciliation is
        3,054,782, the total amount of preferred shares converted in your Statement of
        Stockholders' Equity is 2,254,785, and the total amount of preferred shares converted in
        your response to prior comment 2 in our letter dated February 8, 2011 is 2,545,792. We
        further note the amount of Preferred Series A-1 and Preferred Series B converted in the
        reconciliation is 157,575 and 2,241,582, respectively, compared to 278,125 and
        1,612,037, respectively, in your response to prior comment 2 in our letter dated February
        8, 2011. Please clarify these inconsistencies in the number of preferred shares converted.

3.   We note in your Statement of Stockholders' Equity, expanded for issuances and
        conversions, in your response to prior comment 3, that the amount of common shares
        issued for compensation totaled 34,335,925. However, we note that this line item is not
        included in your Statement of Stockholders' Equity although there is a line item titled,
        "Services," in which the amount of common shares issued totaled 126,756,857. Please
        clarify these inconsistencies.

4.   We note that your responses to prior comments 1 through 3 indicate that transactions
        involving the issuance of various classes of preferred shares were netted with the
        subsequent conversion of various classes of preferred shares. Please confirm that future
        filings will include clearer disclosure regarding each material transaction.

Note 5 – Intangible Assets

TriMax Intellectual Property, page 39

5.   We note your response to prior comment 4. Paragraph 5 of ASC 805-10-55 indicates that
        all of the inputs and associated processes used by the seller do not need to be transferred
        in order for an acquired group of assets to be considered a business. If a market
        participant is capable of continuing to manage the acquired group to provide a return
        (e.g., the buyer would be able to integrate the acquired group with its own inputs and
        processes), then the acquired group of assets could be considered a business. Given that
        you acquired TriMax with inputs and outputs and as indicated in your response, were
        able to integrate the TriMax production internally with your existing infrastructure,
        please further explain your basis for concluding that this was not a business combination.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief